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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              InfoCure Corporation
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
                         (Title of Class of Securities)

                                    45665A108
                                 (Cusip Number)

                                Mr. Walter Roach
                             3900 Thanksgiving Tower
                                 1601 Elm Street
                               Dallas, Texas 75201
                                 (214) 922-0135
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 20, 1999
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of Stock reported herein is 1,007,864 shares, which constitutes approximately 3.5% of the 29,133,000 shares of Stock outstanding.



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1.       Name of Reporting Person:

         William Herbert Hunt Trust Estate

2.       Check the Appropriate Box if a Member of a Group:

                                                                         (a) [ ]

                                                                         (b) [X]

3.       SEC Use Only

4.       Source of Funds: OO - Trust Funds

5.       Check box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e):                                     [ ]

6.       Citizenship or Place of Organization: Texas


                           7.       Sole Voting Power:             1,007,864 (1)
Number of
Shares
Beneficially               8.       Shared Voting Power:                 -0-
Owned By
Each
Reporting                  9.       Sole Dispositive Power:        1,007,864 (1)
Person
With
                           10.      Shared Dispositive Power:            -0-


11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

              1,007,864

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                             [ ]

13.      Percent of Class Represented by Amount in Row (11):             3.5%


14.      Type of Reporting Person: OO - Trust

------------

(1)      Power is exercised through its sole trustee, J. W. Beavers, Jr.


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1.       Name of Reporting Person:

         J. W. Beavers, Jr.

2.       Check the Appropriate Box if a Member of a Group:

                                                                         (a) [ ]

                                                                         (b) [X]

3.       SEC Use Only

4.       Source of Funds: Not Applicable

5.       Check box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e):                                     [ ]

6.       Citizenship or Place of Organization: USA


                           7.       Sole Voting Power:             1,007,864 (1)
Number of
Shares
Beneficially               8.       Shared Voting Power:                 -0-
Owned By
Each
Reporting                  9.       Sole Dispositive Power:        1,007,864 (1)
Person
With
                           10.      Shared Dispositive Power:            -0-


11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

              1,007,864 (1)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                             [ ]

13.      Percent of Class Represented by Amount in Row (11):  3.5%


14.      Type of Reporting Person: IN

------------

(1)      Solely in his capacity as the sole trustee of the Trust.

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         Pursuant to Rule 13d-2(a) of Regulation 13D-G of the Rules and
Regulations under the Securities Exchange Act of 1934, as amended, the undersigned hereby amend their Schedule 13D Statement dated February 19, 1998, relating to the common stock, $0.001 par value per share (the "Stock"), of InfoCure Corporation, a Delaware corporation (the "Issuer").

Item 1.  SECURITY AND ISSUER.

         No material change.

Item 2.  IDENTITY AND BACKGROUND.

         No material change.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         No material change.

Item 4.  PURPOSE OF TRANSACTION.

         No material change.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 hereby is amended in its entirety to read as follows:

         (a)

         Trust

         The aggregate number of shares of the Stock that the Trust owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,007,864, which constitutes approximately 3.5% of the 29,133,000 outstanding shares of the Stock.

         JWB

         Because of his position as the sole trustee of the Trust, JWB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,007,864 shares of the Stock, which constitutes approximately 3.5% of the 29,133,000 outstanding shares of the Stock.

         To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.



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         (b)

         Trust

         Acting through its sole trustee, the Trust has the sole power to vote or to direct the vote or to dispose or to direct the disposition of 1,007,864 shares of the Stock.

         JWB

         In his capacity as the sole trustee of the Trust, JWB has the sole power to vote or to direct the vote or to dispose or to direct the disposition of 1,007,864 shares of the Stock.

         (c) During the past sixty (60) days, the Reporting Persons have sold shares of the Stock on the NASDAQ Stock Exchange, as follows:

                                  NUMBER OF
REPORTING PERSON     DATE        SHARES SOLD       PRICE PER SHARE
Trust              12/20/99         24,800              $26.85

Trust              12/21/99         25,200               27.16

Trust              12/22/99         20,000               30.34

Trust              12/23/99         20,000               31.71


         Except as set forth in Item 6 of this Schedule 13D, to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the Stock during the past 60 days.

         (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock owned by such Reporting Person.

         (e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the Stock on or about April 22, 1999.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         No material change.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1 --   Agreement pursuant to Rule 13d-1(f)(1)(iii)


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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED: December 29, 1999


                                     WILLIAM HERBERT HUNT TRUST ESTATE



                                     By: /s/ J. W. Beavers, Jr.
                                         ---------------------------------------
                                         J. W. Beavers, Jr., Trustee



                                     /s/ J. W. Beavers, Jr.
                                     -------------------------------------------
                                     J. W. BEAVERS, JR.



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                                  EXHIBIT INDEX


EXHIBIT   DESCRIPTION
-------   -----------
4.1       Subscription Agreement, previously filed with the Schedule 13D.

4.2       Registration Rights Agreement, previously filed with the Schedule 13D.

99.1      Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.